

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 23, 2009

VIA U.S. Mail and Facsimile (717) 849-4756

William R. Jellison
Chief Financial Officer
DENTSPLY International Inc.
221 West Philadelphia Street
York, PA 17405-0872

> **Re: DENTSPLY International Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 20, 2008**
> **File No. 000-16211**

Dear Mr. Jellison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 7.

Overview, page 25

1. The overview in this section should provide a balanced, executive-level
    discussion that identifies the most important themes or other significant matters
    with which management is concerned in evaluating the company's financial
    condition and operating results. This should include a discussion of material
    business opportunities, challenges and risks, such as those presented by known
    material trends and uncertainties on which the company's executives are most
    focused, and the actions they are taking in response. In future filings, please
    expand this overview disclosure to provide an analysis of the major issues that
    are of concern to management. For example, we note from your fourth quarter
    earnings call for 2008 that you implemented price increases to your dealers in
    October 2008. We also note from your earnings call that you "suffered an
    outage of injectable anesthetic product…due to manufacturing issues at your
    supplier," and that this outage will cause "some lingering effects...in 2009." For
    further guidance on the content and purpose of the "Overview," see Interpretive
    Release No. 33-8350, available on our website at
    http://www.sec.gov/rules/interp/33-8350.htm.

Restructuring, Impairment and Other Costs, page 28

2. We see that during 2008 you recorded costs totaling $24 million related to legal
    settlements and impairments of long-lived assets. Please tell us and revise future
    filings to disclose the nature of the legal settlement charges. Please also describe
    the circumstances that resulted in the impairment of the long-lived assets as well
    as a brief indication of the types of assets that were impaired.

Income Taxes, page 29

3. We see that you present "as adjusted non-GAAP" pre-tax income, income taxes
    and operating tax rates. We see that you include adjustments for "restructuring
    and other" which appears to be a recurring expense. Please tell us how your
    presentation is appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K and
    question 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-
    GAAP Financial Measures.

4. As a related matter, if you continue to disclose the three non-GAAP measures
    currently presented, in future filings please revise the introductory paragraph to

address each of the three measures.   As well, please disclose why management believes that each of the measures is useful in facilitating a better comparison between reporting periods.

5.   Please explain to us the specific components of the "income tax related adjustments" for each year. That is, explain what you mean by your disclosure that the adjustments primarily resulted from "payments, settlements and expiration of statutes." In that regard, as income tax adjustments appear to be recurring, your response should also address the considerations from Item 10(e)(1)(ii)(B) of Regulation S-K and question 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Financial Statements

Note 1. Significant Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 54

6.   We reference the disclosure that you perform the first step of the impairment test for goodwill and indefinite-lived intangible assets using "a fair value approach rather than an evaluation of the undiscounted cash flows." Please tell us and revise future filings to describe the method used to determine the fair value of your reporting units. For example, discuss whether you used a quoted market price or a valuation technique. Refer to paragraphs 23 and 25 of SFAS 142.

Note 10. Financing Arrangements, page 71

7.   We see that you classified $113 million of debt as long-term due to your intent and ability to refinance these obligations. In future filings please describe how the credit agreement gives you the ability to extend the obligations to maturity notwithstanding the quarterly maturities of the individual borrowings.

Note 17. Commitments and Contingencies, page 88

8.   Please tell us how you considered the disclosure requirements of paragraph 10 of SFAS 5 for your litigation contingencies. For example, discuss if you have established an accrual for outstanding contingencies. If no accrual is made, your disclosure in future filings should give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

9.   As a related matter, please also revise future filings to discuss the nature of the litigation that resulted in a settlement payment during 2008, as described on page 28.

Item 15. Exhibits and Financial Statement Schedule

Exhibits, page 21

10.   Please file as exhibits the partnership and license agreements you reference on the
        bottom of page 25, or tell us why they are not required to be filed pursuant to
        Regulation S-K Item 601(b)(10)(ii)(B).

Signatures

11.   We note that you have not signed your Form 10-K. Please file a full amendment
        that includes the signatures required by General Instruction D to Form 10-K.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

William R. Jellison
DENTSPLY International Inc.
April 23, 2009
Page 5

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions. Please contact Celia Soehner at (202) 551-3463 or Peggy Fisher, Assistant Director, at (202) 551-3800 if you have any other questions.

Sincerely,

Gary Todd
Reviewing Accountant